Exhibit 99.1

New Directors Elected to BiondVax’s Board of Directors

Jerusalem, Israel – March 24, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), developer of the universal influenza vaccine candidate M-001, announced that all proposed resolutions were approved at the Company’s Annual General Meeting held today, including the election of three new directors to the Company’s Board of Directors, namely, Dr. Yael Margolin, Mr. Adi Raviv, and Mr. Samuel Moed.

Mr. Samuel Moed currently serves as Senior Vice President, Corporate Strategy at Bristol Myers Squibb (BMS; NYSE: BMY), a global biopharma company focused on innovative therapeutics, where for the past six years he has led the strategic direction of the company with close linkage to all of its major businesses, functions and geographies. Previously, Mr. Moed oversaw strategy for BMS’s Worldwide Pharmaceuticals Group, encompassing a range of global strategic initiatives, and managed a global portfolio of strategic alliances. He also led a number of businesses including as President of U.S. Pharmaceuticals and as President of Worldwide Consumer Healthcare. Mr. Moed received a BA in history from Columbia University in New York City.

Dr. Yael Margolin has more than 35 years of experience as senior manager, CEO and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. From 2005 to 2019, Dr. Margolin served as President, Chief Executive Officer and director of Gamida Cell Ltd. (Nasdaq: GMDA), a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a BSc in biology and a MSc Cum Laude from the department of microbiology, both from Tel Aviv University in Israel, a Ph.D. from the department of membrane research at the Weitzman Institute of Science in Rehovot, Israel and was a post-doctoral associate at the Yale University School of Medicine.

Mr. Adi Raviv is a senior financial executive with a career spanning over 30 years. Since April 2016, Mr. Raviv has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives – New Era Lending from May 2015 to March 2016, and Kapitus (formerly, Strategic Funding Source) from 2009 to 2014. Mr. Raviv has extensive capital markets, cash management, corporate finance, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. Mr. Raviv has served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

Concurrently, Ms. Michal Marom Brikman has resigned her position from the Board of Directors.

Mr. Mark Germain, Chairman of the Board of Directors, commented, “On behalf of BiondVax’s Board of Directors, I am pleased to welcome Sam, Yael, and Adi. Together they bring a wealth of pharma industry leadership and capital markets experience, traits that should prove valuable as the Company proceeds towards results from the ongoing pivotal Phase 3 trial.”

Continuing, Mr. Germain noted, “Michal has been a valued member of BiondVax’s Board of Directors, and we thank her for her contributions including as chairperson of the audit committee. We wish her well in her future endeavors.”

Dr. Ron Babecoff, BiondVax’s President and CEO, noted, “BiondVax has significantly progressed from its days as a startup, and I believe the experience and skill sets of the new Board members is what the Company needs going forward. We wish all our stakeholders and friends around the world good health as we strive to advance the ongoing pivotal, clinical efficacy, Phase 3 trial of the M-001 universal influenza vaccine candidate. At the same time, I would like to personally thank Michal Marom Brikman for her many years of significant contributions to BiondVax.”

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 7 completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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